Attachment 77D to Advisers Management Trust NSAR
			12/31/2002

File Number:	8114225
CIK Number:	0000736913

Certain non fundamental investment limitations and policies were modified for the AMT Guardian Portfolio.
Effective December 12, 2002, the investment strategy for the Guardian Portfolio changed. The following describes the new investment strategy of the portfolio:

The portfolio invests mainly in common stocks of mid to large capitalization companies. The portfolio seeks to reduce risk by investing across many different industries. The manager employs a research driven and valuation sensitive approach to stock selection. He seeks to identify stocks in well positioned businesses that he believes are undervalued in the market. He looks for solid balance sheets, strong management teams with a track record of success, good cash flow, the prospect for above average earnings growth, and other valuation related factors. The manager follows a disciplined selling strategy and may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive. The portfolio currently has the ability to change its goal without shareholder approval, although it does not currently intend to do so.







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